UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 9)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $.005 par value per share

 (Title of Class of Securities)

629410309

 (CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 24, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(1)
14	TYPE OF REPORTING PERSON CO

 (1) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(2)
14	TYPE OF REPORTING PERSON IA

(2) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,046,187
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,046,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,046,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(3)
14	TYPE OF REPORTING PERSON PN

(3) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,046,187
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,046,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,046,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(4)
14	TYPE OF REPORTING PERSON OO

(4) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(5)
14	TYPE OF REPORTING PERSON IN

(5) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,934,375
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,934,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(6)
14	TYPE OF REPORTING PERSON IN

(6) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 2, 2008 in the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on May 12, 2008.

Introductory Statement

This constitutes Amendment No.9 (the “Ninth Amendment”) to the Statement on Schedule 13D, filed on July 24, 2007 (the “Schedule 13D”) and amended on January 18, 2008 (the “First Amendment”), on May 8, 2008 (the “Second Amendment”), on May 14, 2008 (the “Third Amendment”), on May 21, 2008 (the “Fourth Amendment”), on May 28, 2008 (the “Fifth Amendment”), on May 29, 2008 (the “Sixth Amendment”), on June 3, 2008 (the “Seventh Amendment”) and on June 10, 2008 (the “Eighth Amendment”). Except as otherwise described in this Eighth Amendment, the information contained in the Schedule 13D, as amended by the First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment and Eighth Amendment remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in Schedule 13D, as amended by the First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment and Eighth Amendment. Information given in response to each item in the Schedule 13D, as amended by the First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment and Eighth Amendment shall be deemed incorporated by reference in all other items.

Item 4 is hereby supplemented with the following:

Item 4. Purpose of Transaction.

(d) and (g) On June 24, 2008, Trinad Capital Master Fund, Ltd. (“Trinad”) sent a letter to the Issuer disputing the fact that a quorum existed for its annual meeting of stockholders, originally planned to be held on May 30, 2008, but adjourned until June 26, 2008 (the “2008 Annual Meeting”), based on the fact that Trinad was aware of numerous numbers of stockholders of Issuer who withheld their vote at that time in light of various events that took place in and around that time. Regardless of Issuer’s contention that a quorum existed, Trinad retained its own third party proxy solicitor to canvass Issuer’s stockholders to determine if a quorum exists for the 2008 Annual Meeting and was told that in excess of 56% of Issuer’s stockholders are withholding their votes at the 2008 Annual Meeting. Despite this demonstration of dissatisfaction by more than a majority of Issuer’s stockholders, Issuer still seems intent on going forward with the 2008 Annual Meeting and ignoring the actions of its stockholders. Trinad believes this action to be incomprehensible and lacks justification under any circumstance and believes that the Issuer’s rush to hold the 2008 Annual Meeting in the face of such dissatisfaction is a blatant disregard for Issuer’s stockholders. Trinad again demanded that Issuer postpone the 2008 Annual Meeting and consider a slate of directors (which Trinad had previously proposed) that will be responsive to the demands of Issuer’s stockholders.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer’s Board of Directors and/or management; other stockholders of the Issuer; and/or other relevant parties concerning the Issuer’s business, corporate governance, management and future plans. The Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares or selling some or all of their shares, engaging in short selling of or any hedging or similar transactions with respect to the shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer’s financial and strategic direction and position, the response of the Board of Directors to the letter referred to above, the price performance of the Issuer’s shares, general conditions in the Issuer’s industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this Schedule 13D/A:

Exhibit A Letter to NTN Buzztime, Inc., dated June 24, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Director	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: June 24, 2008	Date: June 24, 2008

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: June 24, 2008	Date: June 24, 2008

By: /s/ Robert S. Ellin Robert S. Ellin, an individual	By: /s/ Jay A. Wolf Jay A. Wolf, an individual

Date: June 24, 2008	Date: June 24, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

June 24, 2008

BY FACSIMILE AND REGULAR MAIL

Board of Directors
NTN Buzztime, Inc.
5966 La Place Court
Suite 100
Carlsbad, California 92008

Re:	Quorum for Annual Meeting

Dear Directors:

As you know, we have requested that NTN Buzztime, Inc. (“NTN”) provide us with information concerning the presence of a quorum at its annual meeting of stockholders, originally planned to be held on May 30, 2008, but adjourned until June 26, 2008 (the “2008 Annual Meeting”). To date we have not received such information. As you also know, we do not believe that a quorum to hold the 2008 Annual Meeting existed on May 30, 2008, as we were aware of numerous numbers of stockholders who withheld their vote at that time in light of various events that took place in and around that time. Based on a Form 8-K filed by NTN on June 3, 2008, it is NTN’s contention that a quorum did exist and that the 2008 Annual Meeting is valid and will continue on June 26, 2008. As stated above, we disagree that such quorum existed.

Regardless of NTN’s contention, we have retained our own third party proxy solicitor to canvass NTN’s stockholders to determine if a quorum exists for the 2008 Annual Meeting and we are told that in excess of 56% of NTN’s stockholders are withholding their votes at the 2008 Annual Meeting. Despite this demonstration of dissatisfaction by more than a majority of your stockholders, you still seem intent on going forward with the 2008 Annual Meeting and ignoring the actions of your stockholders. This action is incomprehensible and lacks justification under any circumstance.

The Board’s rush to hold the 2008 Annual Meeting in the face of such dissatisfaction is a blatant disregard for NTN’s stockholders.

Trinad Capital Master Fund Ltd. ● 2121 Avenue of the Stars, Suite 2550 ●Los Angeles, CA 90067 ●Phone: (310) 601-2500 ●Fax: (310) 277-2741

As we have in the past, we demand that you postpone the 2008 Annual Meeting again and consider a slate of directors (which we had previously proposed) that will be responsive to the demands of your stockholders.

Very truly yours,

TRINAD CAPITAL MASTER FUND, LTD.

By:	/s/ Jay Wolf
	Name:	Jay Wolf
	Title:	Director

Trinad Capital Master Fund Ltd. ● 2121 Avenue of the Stars, Suite 2550 ●Los Angeles, CA 90067 ●Phone: (310) 601-2500 ●Fax: (310) 277-2741